                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Clarion Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   180606 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 William Blair Mezzanine Capital Fund III, L.P.
                          Attention: Terrance M. Shipp
                              222 West Adams Street
                             Chicago, Illinois 60606

                                 with a copy to:
                            Laurence R. Bronska, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4927
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 20, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180606 10 5             13D                         PAGE 2 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Fund III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,847,797 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,847,797 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------
(1) Power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.
(2) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, the aggregate number of shares beneficially owned by William Blair Mezzanine Capital Fund III, L.P. would be 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.
(3)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 3 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair Mezzanine Capital Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,847,797 (1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,847,797 (1)(2)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.
(3) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, William Blair Mezzanine Capital Partners III, L.L.C. may be deemed to beneficially own 4,847,797 shares of Common Stock in the aggregate, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.
(4)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 4 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    William Blair & Company, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,847,797 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,847,797 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2)  Power is exercised through its principals listed on Schedule I hereto.

(3) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, William Blair & Company, L.L.C. may be deemed to beneficially own 4,847,797 shares of Common Stock in the aggregate, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.

(4)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 5 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy J. MacKenzie
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, Timothy J. MacKenzie may be deemed to beneficially own 4,847,797 shares of Common Stock in the aggregate, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.
(3)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 6 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Terrance M. Shipp
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, Terrance M. Shipp may be deemed to beneficially own 4,847,797 shares of Common Stock in the aggregate, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.
(3)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 7 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marc J. Walfish
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,847,797 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,847,797 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, Marc J. Walfish may be deemed to beneficially own 4,847,797 shares of Common Stock in the aggregate, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.
(3)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

CUSIP NO. 180606 10 5             13D                         PAGE 8 OF 18 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilblairco Associates
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,847,797 (1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,847,797 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,797 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (3)(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C. See Item 5.
(2)  Power is exercised through its principals listed on Schedule II hereto.
(3) Does not include shares issuable upon exercise of a First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 or the date of a sale or change of control of Issuer. If the First Amendment Warrant was presently exercisable, Wilblairco Associates may be deemed to beneficially own 4,847,797 shares of Common Stock in the aggregate, which would represent approximately 19.0% of the outstanding shares of Common Stock. See Item 6.
(4)  Based on 23,534,462 shares of Common Stock outstanding as of April 17,
     2001.

Item 1.       Security and Issuer.

         This statement constitutes Amendment No. 2 (the "Amendment No. 2 to
Schedule 13D") to the Statement on Schedule 13D filed with the Securities Exchange Commission ("SEC") on July 21, 2000 (the "Original Schedule 13D), as amended by Amendment No. 1 filed with the SEC on August 2, 2001 (the "Amendment No. 1 to Schedule 13D") and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Clarion Technologies, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 235 Central Avenue, Holland, MI 49423. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original
Schedule 13D, and if not defined therein, in the Amendment No. 1 to Schedule
13D.

Item 2.       Identity and Background.

              Item 2 is amended and restated as follows:

         (a) Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership ("Mezzanine Fund"), William Blair Mezzanine Capital Partners III, L.L.C., a Delaware limited liability company ("Blair General Partner"), William Blair & Company, L.L.C., a Delaware limited liability company ("Blair"), Wilblairco Associates, an Illinois general partnership ("Blairco"), Timothy J. MacKenzie ("MacKenzie"), Terrance M. Shipp ("Shipp") and Marc J. Walfish ("Walfish"). Mezzanine Fund, Blair General Partner, Blair, Blairco, MacKenzie, Shipp and Walfish are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         (b) - (c)

         Mezzanine Fund

         Mezzanine Fund is a Delaware limited partnership, the principal business of which is that of a private investment partnership. The principal business address of Mezzanine Fund, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to Blair General Partner, the sole general partner of Mezzanine Fund, is set forth below.

         Blair General Partner

         Blair General Partner is Delaware limited liability company, the principal business of which is serving as the sole general partner of Mezzanine Fund. The principal address of Blair General Partner, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MacKenzie, Shipp and Walfish, Initial Managing Directors of Blair General Partner, and with respect to Blair and Blairco, members of Blair General Partner is set forth below. Two other members of Blair General Partner, Thomas F. Campion ("Campion") and David M. Jones ("Jones") are each a member and a Managing Director of Blair General Partner. Campion and

 Jones are not Reporting Persons because they do not have voting or dispositive power with respect to Issuer's securities. Campion and Jones each have a business address of 222 West Adams Street, Chicago, Illinois 60606. Jones' principal occupation is serving as a Managing Director of Blair General Partner and as a principal of Blair. Campion's principal occupation is serving as a Managing Director of Blair General Partner and as a principal of Blair.

         Blair

         Blair is a Delaware limited liability company, the principal business of which is providing a wide range of financial services to businesses, governments, financial institutions and individuals, primarily in the United States. The principal address of Blair, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the principals of Blair is set forth on Schedule I attached hereto and incorporated herein by this reference.

         Blairco

         Blairco is an Illinois general partnership, the principal business of which is that of a private investment partnership. The principal business address of Blairco, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the principals of Blairco is set forth on Schedule II attached hereto and incorporated herein by this reference.

         MacKenzie

         MacKenzie's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as an Initial Managing Director of Blair General Partner and as a principal of Blair.

         Shipp

         Shipp's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as an Initial Managing Director of Blair General Partner and as a principal of Blair.

         Walfish

         Walfish's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as an Initial Managing Director of Blair General Partner and as a principal of Blair.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mezzanine Fund, Blair General Partner, and Blair are all Delaware entities and Blairco is an Illinois entity. All of the natural persons identified in this Item 2 are citizens of the United States except as otherwise indicated.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated as follows:

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the Original Note (as defined below) and the Original Warrant (as defined below) consisted of Thirty Million Dollars ($30,000,000) (of which $5,339,619 was allocated to the Original Warrant) of working capital invested by Mezzanine Fund. The "Original Note" means the Senior Subordinated Note dated July 21, 2000 in the principal amount of Thirty Million Dollars ($30,000,000) to the order of Mezzanine Fund. The "Original Warrant" means the Warrant to Purchase 2,847,797 shares of Common Stock issued to Mezzanine Fund on July 21, 2000. The Original Note and Original Warrant were filed as Exhibits 3 and 4 to the Original Schedule 13D, respectively, and are incorporated herein by reference. On August 2, 2000, Mezzanine Fund fully exercised the Warrant and tendered $284.78 constituting the exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Original Warrant. The source of funds used to exercise the Original Warrant consisted of working capital of Mezzanine Fund.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the First Amendment Note (as defined below) and the First Amendment Warrant (as defined below) consisted of Two Million Dollars ($2,000,000) (of which $100,000 was allocated to the Warrant) of working capital invested by Mezzanine Fund. The "First Amendment Note" means the First Amendment Senior Subordinated Note dated April 20, 2001 in the principal amount of Two Million Dollars ($2,000,000) to the order of Mezzanine Fund. The "First Amendment Warrant" means the Warrant to Purchase 2,000,000 shares of Common Stock issued to Mezzanine Fund. The First Amendment Note and Warrant are attached as exhibits hereto and are incorporated herein by reference.

         The Original Note and the First Amendment Note are collectively referred to herein as the "Notes" and the Original Warrant and the First Amendment Warrant are collectively referred to herein as the "Warrants".

Item 4.       Purpose of Transaction.

         Item 4 is amended and restated as follows:

         Mezzanine Fund acquired the Original Warrant in connection with the purchase of the Original Note pursuant to a Senior Subordinated Loan Agreement dated July 21, 2000, by and among Issuer, Issuer's subsidiaries party thereto and Mezzanine Fund (the "Original Loan Agreement"), which was filed as Exhibit 2 to the Original Schedule 13D, and incorporated herein by reference. Under the terms of the Original Loan Agreement, Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as Mezzanine Fund owns 50% of the Original Warrant or the shares into which the Original Warrant is exercisable.

         The Original Warrant provides that Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting as long as Mezzanine Fund and its direct transferees own 50% or more of the Original Warrant or the shares into which the Original Warrant is exercisable. The First Amendment to Senior Subordinated Loan Documents (as defined below) provides that the Issuer's obligation to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting is suspended until further notice from Mezzanine Fund.

         Mezzanine Fund acquired the First Amendment Warrant in connection with the purchase of the First Amendment Note pursuant to a Waiver, Consent and First Amendment to Senior Subordinated Loan Documents dated April 17, 2001, by and among Issuer, Issuer's subsidiaries party thereto, Mezzanine Fund and certain additional lenders party thereto (the "First Amendment to Senior Subordinated Loan Documents, and collectively with the Original Senior Subordinated Loan Agreement, the "Loan Agreement") attached as an exhibit hereto and incorporated herein by reference. The First Amendment Warrant confers no voting power upon Mezzanine Fund prior to its exercise.

         Mezzanine Fund exercised the Original Warrant in full on August 2, 2000 and may exercise the First Amendment Warrant at any time commencing on the earlier of June 30, 2001 and the date of a Sale or Change of Control (as those terms are defined in the Loan Agreement) and ending on July 21, 2010. Mezzanine Fund acquired the Original Warrant Shares and the First Amendment Warrant for investment purposes. Depending on market conditions and other facts that Mezzanine Fund may deem material to its investment decision, Mezzanine Fund may purchase additional shares of Common Stock of Issuer in the open market or in private transactions or may sell an as yet undetermined amount of shares of Common Stock pursuant to transactions exempt from registration under federal securities laws or, after effectiveness of the registration statement(s) filed by the Issuer, pursuant to a Registration Rights Agreement dated July 21, 2000 between Issuer and Mezzanine Fund (the "Original Registration Rights Agreement"), as amended by the First Amendment to Senior Subordinated Loan Documents. The Original Registration Rights Agreement was filed as Exhibit 5 to the Original Schedule 13D and the First Amendment to Senior Subordinated Loan Documents is filed as Exhibit 3 attached hereto and both agreements are incorporated herein by reference.

         Present Plans or Proposals. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.       Interest in Securities of Issuer.

         Item 5 is amended and restated as follows:

         (a)

         Mezzanine Fund

         The aggregate number of shares that Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. This calculation does not include the First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a Sale or Change of Control (as those terms are defined in the Loan Agreement) of Issuer. If the First Amendment Warrant was presently exercisable, the aggregate number of shares beneficially owned by Mezzanine Fund would be 4,847,797 shares of Common Stock which would represent approximately 19.0% of the outstanding shares of Common Stock.

         Blair General Partner

         As the sole general partner of Mezzanine Fund, Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common

Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. If the First Amendment Warrant was presently exercisable, Blair General Partner may be deemed to beneficially own 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. Blair General Partner disclaims beneficial ownership of all such 4,847,797 shares of Common Stock.

         Blair

         As a member of Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. If the First Amendment Warrant was presently exercisable, Blair may be deemed to beneficially own 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. Blair disclaims beneficial ownership of all such 4,847,797 shares of Common Stock.

         Blairco

         As a member of Blair General Partner, Blairco may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. If the First Amendment Warrant was presently exercisable, Blairco may be deemed to beneficially own 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. Blairco disclaims beneficial ownership of all such 4,847,797 shares of Common Stock.

         MacKenzie

         As an Initial Managing Director of Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. If the First Amendment Warrant was presently exercisable, MacKenzie may be deemed to beneficially own 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. MacKenzie disclaims beneficial ownership of all such 4,847,797 shares of Common Stock.

         Shipp

         As an Initial Managing Director of Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. If the First Amendment Warrant was presently exercisable, Shipp may be deemed to beneficially own 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. Shipp disclaims beneficial ownership of all such 4,847,797 shares of Common Stock.

         Walfish

         As an Initial Managing Director of Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,847,797 shares of Common Stock, which constitutes approximately 12.1% of the outstanding shares of Common Stock. If the First Amendment Warrant was presently exercisable, Walfish may be deemed to beneficially own 4,847,797 shares of Common Stock, which would represent approximately 19.0% of the outstanding shares of Common Stock. Walfish disclaims beneficial ownership of all such 4,847,797 shares of Common Stock.

         (b)

         Mezzanine Fund

         Acting through its sole general partner, Mezzanine Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock. This calculation does not include the First Amendment Warrant to purchase 2,000,000 shares of Common Stock because the First Amendment Warrant is not exercisable until the earlier of June 30, 2001 and the date of a Sale or Change of Control (as those terms are defined in the Loan Agreement) of Issuer. Upon exercise of the First Amendment Warrant, Mezzanine Fund will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock.

         Blair General Partner

         Acting through its Initial Managing Directors and in its capacity as the sole general partner of Mezzanine Fund, Blair General Partner may be deemed to have the sole power to vote or to direct the vote and dispose or to direct the disposition of 2,847,797 shares of Common Stock. Upon exercise of the First Amendment Warrant by Mezzanine Fund, Blair General Partner may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock.

         Blair

         Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blair may be deemed to have shared power with Blairco, MacKenzie, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Upon exercise of the First Amendment Warrant by Mezzanine Fund, Blair may be deemed to have shared power with Blairco, MacKenzie, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock held by Mezzanine Fund.

         Blairco

         Acting through its principals and in its capacity as a member of Blair General Partner, which is the sole general partner of Mezzanine Fund, Blairco may be deemed to have shared power with Blair, MacKenzie, Shipp and Walfish to vote or to direct the vote or to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Upon exercise of the First Amendment Warrant by Mezzanine Fund, Blairco may be deemed to have shared power with Blair, MacKenzie, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock held by Mezzanine Fund.

         MacKenzie

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Blairco, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Upon exercise of the First Amendment Warrant by Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Blairco, Shipp and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock held by Mezzanine Fund.

         Shipp

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Shipp may be deemed to have shared power with MacKenzie, Blair, Blairco and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Upon exercise of the First Amendment Warrant by Mezzanine Fund, Shipp may be deemed to have shared power with Blair, Blairco, MacKenzie and Walfish to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock held by Mezzanine Fund.

         Walfish

         As an Initial Managing Director of Blair General Partner, which is the sole general partner of Mezzanine Fund, Walfish may be deemed to have shared power with MacKenzie, Blair, Blairco and Shipp to vote or to direct the vote and to dispose or to direct the disposition of 2,847,797 shares of Common Stock held by Mezzanine Fund. Upon exercise of the First Amendment Warrant by Mezzanine Fund, Walfish may be deemed to have shared power with Blair, Blairco, Shipp and MacKenzie to vote or to direct the vote and to dispose or to direct the disposition of 4,847,797 shares of Common Stock held by Mezzanine Fund.

         (c) Except as set forth in Items 3, 4 and 6 of this Amendment No. 2 to
Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Common Stock during the past sixty (60) days.

         (d)      None.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated as follows:

         Original Warrant. Mezzanine Fund exercised the Original Warrant on August 2, 2000, pursuant to its terms, for an exercise price of $0.0001 for each of the 2,847,797 shares of Common Stock subject to the Original Warrant (the "Original Warrant Shares"). Certain terms of the Original Warrant survive its exercise. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the Original Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan. The Original Warrant provides that, as long as Mezzanine Fund and its direct transferees own 50% or more of the Original Warrant Shares, Mezzanine Fund is granted the right to observe meetings of Issuer's Board of Directors and Issuer undertakes to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting. The First Amendment to Senior Subordinated Loan Documents provides that the Issuer's obligation to use its best efforts to recommend a representative of Mezzanine Fund as a director at the next annual or special shareholders meeting is suspended until further notice from Mezzanine Fund.

         First Amendment Warrant. Mezzanine Fund, as holder of the First Amendment Warrant, is entitled, at Mezzanine Fund's option and at any time commencing on the earlier of June 30, 2001 and the date of a Sale or Change of Control (as those terms are defined in the Loan Agreement) and ending on July 21, 2010, to exercise the Warrant in whole. The number of shares of Common Stock subject to the First Amendment Warrant is 2,000,000 (the "First Amendment Warrant Shares" and together with the Original Warrant Shares, the "Warrant Shares") and the exercise price is $0.0001 per share (the "First Amendment Warrant Exercise Price"). The number of First Amendment Warrant Shares and the First Amendment Exercise Price are subject to adjustment for stock splits, subdivisions and similar events. In order to prevent dilution of Mezzanine Fund's ownership percentage of Issuer's Common Stock through new issuances of Issuer's capital stock, the holder of the First Amendment Warrant may purchase its pro rata portion of such a new issuance upon the same terms and prices of the proposed issuance. This preemptive right is inapplicable to board-approved issuances to employees, officers or directors, issuances in consideration of acquisitions and issuances to a lender in connection with a loan. The First Amendment Warrant confers no voting power upon Mezzanine Fund prior to its exercise.

         Registration Rights. Mezzanine Fund, as holder of the Warrant Shares, has certain registration rights with respect to the registration of the Warrant Shares pursuant to the Original Registration Rights Agreement, as amended by the First Amendment to Senior Subordinated Loan Documents. Subsequent to July 21, 2001, Mezzanine Fund is entitled, at its option, to request registration under the Securities Act of all the Warrant Shares or, if only a portion of the Warrant Shares, in minimum increments of 300,000 shares of Common Stock (a "Demand Registration"). Mezzanine Fund has three Demand Registrations without regard to the form upon which Issuer files a Registration Statement and no more than two Demand Registrations in any twelve month period with respect to Registration Statements filed by Issuer on Form S-3. In addition, Issuer grants Mezzanine Fund piggyback registration rights with respect to offerings by

Issuer for its own account or for the account of any of its securityholders of shares of Common Stock.

         Exhibits. The Original Warrant and the Original Registration Rights Agreement were filed as Exhibits 4 and 5 to the Original Schedule 13D, respectively, and are incorporated herein by this reference. The First Amendment Warrant and the First Amendment to Senior Subordinated Loan Documents are filed as Exhibits 5 and 2 attached hereto, respectively, and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents filed as Exhibits to the Original Schedule 13D and this Amendment No. 2 to Schedule 13D.

         Except as set forth herein or in the Exhibits filed herewith or with the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of
Schedule 13D of the Act with respect to the shares owned by the Reporting
Persons.

Item 7.       Materials to be Filed as Exhibits.

         Exhibit 1 Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G.

         Exhibit 2 Waiver, Consent and First Amendment to Senior Subordinated Loan Documents dated as of April 17, 2001, by and among Clarion Technologies, Inc. a Delaware corporation, its subsidiaries party thereto, William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership, and certain additional lenders party thereto.

         Exhibit 3 Substitute Original Senior Subordinated Note dated as of April 20, 2001 from Clarion Technologies, Inc., a Delaware corporation and its subsidiaries party thereto, to William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

         Exhibit 4 First Amendment Senior Subordinated Note dated as of April 20, 2001 from Clarion Technologies, Inc., a Delaware corporation and its subsidiaries party thereto, to William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

         Exhibit 5 Warrant dated as of April 20, 2001 from Clarion Technologies, Inc., a Delaware corporation to William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2001          WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.,
                                a Delaware Limited Partnership

                                By: William Blair Mezzanine Capital Partners III, L.L.C., its General Partner

                                By:    /s/ Terrance M. Shipp*
                                       -----------------------------------------
                                Name:  Terrance M. Shipp
                                Title: Initial Managing Director

                                WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.

                                By:    /s/ Terrance M. Shipp*
                                       -----------------------------------------
                                Name:  Terrance M. Shipp
                                Title: Initial Managing Director

                                WILBLAIRCO ASSOCIATES

                                By:    /s/ John P. Kayser*
                                       -----------------------------------------
                                Name:  John P. Kayser
                                Title: Partner

                                WILLIAM BLAIR & COMPANY, L.L.C.

                                By:    /s/ Timothy L. Burke*
                                       -----------------------------------------
                                Name:  Timothy L. Burke
                                Title  Principal


                                TIMOTHY J. MACKENZIE

                                /s/ Timothy J. MacKenzie*
                                ------------------------------------------------
                                Timothy J. MacKenzie

                                TERRANCE M. SHIPP

                                /s/ Terrance M. Shipp*
                                ------------------------------------------------
                                Terrance M. Shipp


                                MARC J. WALFISH

                                /s/ Marc J. Walfish*
                                ------------------------------------------------
                                Marc J. Walfish

*By:  /s/ Gavin Fearey
--------------------------
Gavin Fearey
Attorney-in-Fact pursuant to
Powers of Attorney previously
filed with the SEC as Exhibit 2
to Amendment No. 1 to Schedule 13D
and incorporated herein by reference.

                                   SCHEDULE I

                         WILLIAM BLAIR & COMPANY, L.L.C.
                         PRINCIPALS AS OF JULY 26, 2000

A.      The following principals all have a business address of:

        William Blair & Company, L.L.C.
        222 West Adams Street
        Chicago, Illinois 60606

        Name                                                Citizenship

        JAMES J. ARADO                                      USA
        ROBIN P. ARMOUR                                     USA
        STEVEN J. ASHBY                                     USA
        NOLAN H. BAIRD, JR.                                 USA
        MICHAEL P. BALKIN                                   USA
        SHEZAD K. BANDUKWALA                                USA
        JAMES L. BARBER                                     USA
        JOHN A. BARONE                                      USA
        MICHAEL W. BARONE                                   USA
        ROBERT R. BARTELS                                   USA
        ROSS BAUMGARTEN                                     USA
        BRAD BISSELL                                        USA
        BOWEN BLAIR                                         USA
        EDWARD McC. BLAIR                                   USA
        EDWARD McC. BLAIR, JR.                              USA
        ROBERT D. BLANK                                     USA
        DOUGLAS BLAUW                                       USA
        MARK G. BRADY                                       USA
        JOHN J. BRANSFIELD, JR.                             USA
        TERRELL G. BRESSLER                                 USA
        ROBERT C. BRIDGES                                   USA
        KATHLEEN WIELAND BROWN                              USA
        KENTON BROWN                                        USA
        HARVEY H. BUNDY, III                                USA
        TIMOTHY L. BURKE                                    USA
        JOSEPH J. BURRELLO                                  USA
        GEORGE K. BUSSE                                     USA
        STEPHEN CAMPBELL                                    USA
        RUSSELL R. CAMPION                                  USA
        THOMAS F. CAMPION                                   USA
        ELLEN CARNAHAN                                      USA
        ROBERT W. CARTWRIGHT                                USA
        CANDIDA M. CASEY                                    USA
        DAVID G. CHANDLER                                   USA
        MARC W. CHRISTMAN                                   USA
        JAMES J. CONNORS                                    USA
        E. DAVID COOLIDGE, III                              USA
        CHRISTOPHER A. COTTER                               USA
        THOMAS J. CROGHAN                                   USA
        BENJAMIN W. CURTIS                                  USA

        MICHAEL T. DAVIS                                    USA
        EDWARD J. DELIN                                     USA
        KELLEY R. DRAKE                                     USA
        JOHN M. DRAPER                                      USA
        ROSA M. EBLING                                      USA
        STEPHEN E. ELKINS                                   USA
        JOHN R. ETTELSON                                    USA
        CHRISTINE N. EVANS KELLY                            USA
        DAVID T. FARINA                                     USA
        FRANCIS C. FARWELL                                  USA
        BRENT FELITTO                                       USA
        F. CONRAD FISCHER                                   USA
        FREDERICK FISCHER                                   USA
        ROBERT C. FIX                                       USA
        RICHARD M. FRADIN                                   USA
        CHARLES W. FREEBURG                                 USA
        TINA M. FREY                                        USA
        JEFFREY M. FRIENT                                   USA
        MARK A. FULLER, III                                 USA
        ABHISHEK S. GAMI                                    USA
        JOHN R. GARDNER                                     USA
        MICHAEL D. GENTILE                                  USA
        WINTON GIBBONS                                      USA
        JOEL K. GOMBERG                                     USA
        RICHARD D. GOTTFRED                                 USA
        JOHN K. GREENE                                      USA
        THOMAS L. GREENE                                    USA
        W. GEORGE GREIG                                     USA
        PHILLIP E. GUTMAN, JR.                              USA
        MARCO HANIG                                         USA
        J. TERRY HEATH                                      USA
        DWIGHT E. HELM                                      USA
        ELIZABETH M. HENNESSY                               USA
        JAMES P. HICKEY                                     USA
        CHARLES H. HODGES, IV                               USA
        JOHN P. HUBER                                       USA
        MORTIMER G. HUBER                                   USA
        WILLIAM IANNESSA                                    USA
        STEPHEN D. JACOBSON                                 USA
        EDGAR D. JANNOTTA                                   USA
        DAVID M. JONES                                      USA
        JOHN JOSTRAND                                       USA
        RICHARD S. KAPLAN                                   USA
        BRIAN L. KASAL                                      USA
        WILLIAM O. KASTEN                                   USA
        THEODORE C. KAUSS, JR.                              USA
        JOHN P. KAYSER                                      USA
        MATTHEW P. KEREKES                                  USA
        JOHN T. KIBLER                                      USA
        KATHLEEN KIDDER                                     USA
        RICHARD M. KING                                     USA
        RICHARD P. KIPHART                                  USA
        JAMES W. KOWSKI                                     USA
        CHARLES J. KRAFT, III                               USA
        ANTHONY J. KRISS                                    USA

        ALBERT J. LACHER                                    Switzerland
        JOSEPH F. LaMANNA                                   USA
        LOUISE LANE                                         USA
        THOMAS E. LANCTOF                                   USA
        ROBERT C. LANPHIER, IV                              USA
        IAN LARKIN                                          USA
        CONSTANCE S. LASH                                   USA
        ALAN A. LAZZARA                                     USA
        LAURA J. LEDERMAN                                   USA
        DANIEL B. LIDAWER                                   USA
        DAVID K. MABIE                                      USA
        DOUGLAS L. MABIE                                    USA
        JAMES W. MABIE                                      USA
        TIMOTHY J. MacKENZIE                                USA
        EARL L. MANNS                                       USA
        KELLY J. MARTIN                                     USA
        LOUI L. MARVER                                      USA
        CHARLES M. McDONALD                                 USA
        JAMES D. McKINNEY                                   USA
        CARLETTE C. McMULLAN                                USA
        JAMES M. McMULLAN                                   USA
        JEFFREY S. MEDFORD                                  USA
        ARDA M. MINOCHERHOMJEE                              USA
        COREY A. MINTURN                                    USA
        JUDITH B. MORLEY                                    USA
        RICHARD F. MORRIS                                   USA
        DAVID W. MORRISON                                   USA
        TERRENCE G. MULDOON                                 USA
        TIMOTHY M. MURRAY                                   USA
        BENTLEY M. MYER                                     USA
        ROBERT D. NEWMAN                                    USA
        GREGG S. NEWMARK                                    USA
        JOHN P. NICHOLAS                                    USA
        DANIEL J. NICHOLS                                   USA
        DAVID F. NYREN                                      USA
        DAVID G. O'NEILL                                    USA
        JOHN F. O'TOOLE                                     USA
        LYNNA A. ORLEBEKE                                   USA
        R. SCOTT PATTERSON                                  USA
        WILLIAM T. PATTERSON                                USA
        WILLIAM G. PERLITZ                                  USA
        DAVID C. PHILLIPS                                   USA
        MICHAEL A. PITT                                     USA
        THOMAS A. POSTEK                                    USA
        GEORGE J. PUSINELLI                                 USA
        PETER RAPHAEL                                       USA
        PHILLIP W. REITZ                                    USA
        DAVID RICCI                                         USA
        STACEY RIDDELL                                      USA
        WILLIAM J. RODDY                                    USA
        DANIEL J. ROESNER                                   USA
        JEFFREY S. ROSENBERG                                USA
        ERIC B. ROWLEY                                      USA
        STEVEN M. RYAN                                      USA

        ALFRED J. SALVINO                                   USA
        THOMAS J. SALVINO                                   USA
        MICHELLE SEITZ                                      USA
        NEAL L. SELTZER                                     USA
        BARBARA J. SEMENS                                   USA
        WILLIAM B. SEMMER                                   USA
        LAWRENCE I. SHAGRIN                                 USA
        RICHARD K. SHEINER                                  USA
        TERRANCE M. SHIPP                                   USA
        ARTHUR J. SIMON                                     USA
        CHRISTOPHER R. SPAHR                                USA
        RITA J. SPITZ                                       USA
        JOHN B. STEBBINS                                    USA
        PHILLIP STEKL                                       USA
        THOMAS H. STORY                                     USA
        RAYMOND J. TEBOREK                                  USA
        THOMAS C. THEOBALD                                  USA
        MARK A. TIMMERMAN                                   USA
        NORBERT W. TRUDERUNG                                USA
        W. JAMES TRUETTNER, JR.                             USA
        FRANCO TURRINELLI                                   USA
        MARC J. WALFISH                                     USA
        BENNET WANG                                         USA
        JAMES E. WASHBURN                                   USA
        DANIEL A. WEISS                                     USA
        DANIEL J. WILSON                                    USA
        THOMAS A. WILSON, JR.                               USA
        ROBERT V. WITTIG                                    USA

B.      The following principal has a business address of:

        William Blair & Company, L.L.C.
        Two Embarcedero Center, Suite 2320
        San Francisco, California 94111

        Name                                                Citizenship

        RONALD D. EMERICK                                   USA
        MARK McNAY                                          USA

C.      The following principals have a business address of:

        William Blair & Company, L.L.C.
        Mitteldorf I
        9400 Vaduz
        Principality of Liechtenstein

        Name                                                Citizenship

        KURT L. BUECHEL                                     Principality of
                                                            Liechtenstein

D.      The following principals have a business address of:

        William Blair & Company, L.L.C.
        3 St. Helen's Place
        London EC3A 6AU, England

        Name                                                Citizenship

        EDWARD C. CAPPABIANCA                               USA

E.      The following principals have a business address of

        William Blair & Company, L.L.C.
        Stockerstrasse 46
        8039 Zurich, Switzerland

        Name                                                Citizenship

        RETO B. BARUFFOL                                    Switzerland
        CHRISTOPH B. FUCHS                                  Switzerland

F. The principal business of William Blair & Company, L.L.C., is as an investment banker, securities broker/dealer and investment manager. All of the principals listed above, except as noted below, have as their principal occupations one or more of these activities or the administrative support for these activities.

        MacKenzie, Shipp and Walfish are also Initial Managing Directors of William Blair Mezzanine Capital Partners III, L.L.C.

                                   SCHEDULE II

                              WILBLAIRCO ASSOCIATES
                         PRINCIPALS AS OF JULY 26, 2000

A.      The following principals all have a business address of:

        Wilblairco Associates
        222 West Adams Street
        Chicago, Illinois 60606

        Name                                                Citizenship

        JAMES J. ARADO                                      USA
        STEVEN J. ASHBY                                     USA
        NOLAN H. BAIRD, JR.                                 USA
        MICHAEL P. BALKIN                                   USA
        SHEZAD K. BANDUKWALA                                USA
        JAMES L. BARBER                                     USA
        JOHN A. BARONE                                      USA
        ROBERT R. BARTELS                                   USA
        TERRELL G. BRESSLER                                 USA
        HARVEY H. BUNDY, III                                USA
        TIMOTHY L. BURKE                                    USA
        JOSEPH J. BURRELLO                                  USA
        STEPHEN CAMPBELL                                    USA
        ELLEN CARNAHAN                                      USA
        DAVID G. CHANDLER                                   USA
        E. DAVID COOLIDGE, III                              USA
        CHRISTOPHER A. COTTER                               USA
        RAYMOND F. COYNE                                    USA
        MICHAEL T. DAVIS                                    USA
        JOHN R. ETTELSON                                    USA
        FRANCIS C. FARWELL                                  USA
        BRENT FELITTO                                       USA
        F. CONRAD FISCHER                                   USA
        GARY J. FISHER                                      USA
        ROBERT C. FIX                                       USA
        CHARLES W. FREEBURG                                 USA
        MARK A. FULLER, III                                 USA
        RICHARD D. GOTTFRED                                 USA
        DWIGHT E. HELM                                      USA
        JAMES P. HICKEY                                     USA
        STEPHEN D. JACOBSON                                 USA
        EDGAR D. JANNOTTA                                   USA
        THEODORE C. KAUSS, JR.                              USA
        JOHN P. KAYSER                                      USA
        KATHLEEN KIDDER                                     USA
        RICHARD M. KING                                     USA
        RICHARD P. KIPHART                                  USA
        CHARLES J. KRAFT, III                               USA

        ANTHONY J. KRISS                                    USA
        ALBERT J. LACHER                                    Switzerland
        JOSEPH F. LaMANNA                                   USA
        ROBERT C. LANPHIER, IV                              USA
        IAN LARKIN                                          USA
        CONSTANCE S. LASH                                   USA
        DAVID K. MABIE                                      USA
        JAMES W. MABIE                                      USA
        TIMOTHY J. MacKENZIE                                USA
        KELLY J. MARTIN                                     USA
        CHARLES M. McDONALD                                 USA
        JAMES D. McKINNEY                                   USA
        CARLETTE C. McMULLAN                                USA
        JAMES M. McMULLAN                                   USA
        ARDA M. MINOCHERHOMJEE                              USA
        COREY A. MINTURN                                    USA
        RICHARD F. MORRIS                                   USA
        DAVID W. MORRISON                                   USA
        TIMOTHY M. MURRAY                                   USA
        GREGG S. NEWMARK                                    USA
        JOHN P. NICHOLAS                                    USA
        R. SCOTT PATTERSON                                  USA
        WILLIAM G. PERLITZ                                  USA
        THOMAS A. POSTEK                                    USA
        GEORGE J. PUSINELLI                                 USA
        PHILLIP W. REITZ                                    USA
        WILLIAM J. RODDY                                    USA
        ERIC B. ROWLEY                                      USA
        STEVEN M. RYAN                                      USA
        ALFRED J. SALVINO                                   USA
        MICHELLE SEITZ                                      USA
        NEAL L. SELTZER                                     USA
        BARBARA J. SEMENS                                   USA
        WILLIAM B. SEMMER                                   USA
        RICHARD K. SHEINER                                  USA
        TERRANCE M. SHIPP                                   USA
        RITA J. SPITZ                                       USA
        RAYMOND J. TEBOREK                                  USA
        MARK A. TIMMERMAN                                   USA
        MARC J. WALFISH                                     USA
        JAMES E. WASHBURN                                   USA
        DANIEL A. WEISS                                     USA

        The principals listed above have the same occupations as specified in
        Schedule I hereof, incorporated herein by this reference solely for that purpose. MacKenzie, Shipp and Walfish are also Initial Managing Directors of William Blair Mezzanine Capital Partners III, L.L.C.